

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 30, 2006

Mr. Brian J. Bauerbach
President and Chief Executive Officer
Portola Packaging, Inc.
951 Douglas Road
Batavia, IL 60510

> **RE: Portola Packaging, Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2005**
> **Filed November 28, 2005**
> **File No. 033-95318**

Dear Mr. Bauerbach:

We have reviewed your response letter dated May 4, 2006 to our letter dated April 4, 2006 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Selected Financial Data, page 11

1. We have reviewed your response to our prior comment 1 and have the following additional comments.
   - Please expand your disclosure to clarify how or why a history of significant losses on a pre-tax and net-of-tax basis is the economic substance behind your decision to use EBITDA as a performance measure.
   - The material limitations that you have presented appear to relate to liquidity, rather than a performance measure. If you use EBITDA as a performance measure, you must address the limitation(s) associated with the elimination of

interest, taxes, depreciation and amortization as compared to net income. Such limitations should be addressed in light of your significant borrowings, fixed assets and intangible assets.

- You have not addressed how you have compensated for the limitations associated with EBITDA as a performance measure. Please expand your disclosures to do so.
- You have not provided the substantive reasons why EBITDA is useful to investors as a performance measure. Please expand your disclosures to do so.
- You disclose that "Our bond holders, investors and analysts have focused on EBITDA as the primary measure of the Company's financial performance". Your disclosure should address how and why management uses this non GAAP measure.
- Based on your response, it is unclear whether EBITDA is also used as a liquidity measure. If so, you must (i) include a reconciliation of EBITDA to your cash flows from operating activities as this would be the most directly comparable financial measure of liquidity under GAAP (ii) disclose why management believes that the presentation of EBITDA as a liquidity measure provides useful information to investors and (iii) disclose the additional purposes, if any for which management uses EBITDA as a liquidity measure.

Note 9. Commitments and Contingencies, page 51

2. We have reviewed your response to our prior comment 7. We assume from your proposed disclosures that there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred but that an estimate of such loss cannot be made. If our assumption is correct, we then do not understand how management can conclude that the ultimate amount of the liability will not have a significant adverse effect on the Company's financial position, results of operations or liquidity. Please advise or revise your disclosures to clarify.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or to the undersigned at (202) 551-3255.

Sincerely,

Nili Shah
Accounting Branch Chief